Exhibit (e)(11)
EXECUTIVE EMPLOYMENT AGREEMENT
Amendment 1
The parties to the Executive Employment Agreement (“Agreement”) between Global Med Technologies, Inc. (the “Company”) and Scott Dustin (“Executive”) that was made effective as of November 1, 2008, hereby desire to amend the Agreement. Unless specifically amended herein, all other terms and conditions of the Agreement remain unchanged. This Amendment 1 (“Amendment 1”) hereby amends the Agreement as follows:
Section 4(b)(B)(ii) of the Agreement is hereby permanently modified as follows:
(deleted)
(ii) six (6) months following the date of termination or non-renewal.
(added)
(ii) nine (9) months following the date of termination or non-renewal.
     IN WITNESS HEREOF, the Company and Executive have executed this Amendment 1 effective on the date set forth above.

THE COMPANY:		EXECUTIVE:
GLOBAL MED TECHNOLOGIES, INC.

By:	/s/ Michael I. Ruxin, M.D.	/s/ Scott Dustin

Name:	Michael I. Ruxin, M.D.	Scott Dustin, Individually

Title:	Chief Executive Officer